ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE, SUITE 3800 MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com Email

June 24, 2025

VIA EDGAR
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Hennessy Funds Trust – Form N-14 Registration Statement
Ladies and Gentlemen:
On behalf of Hennessy Funds Trust, a Delaware statutory trust (the “Company”), we are transmitting for filing Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (the “Amended Registration Statement”).  The Amended Registration Statement is being filed to address comments received on disclosure in the document (see attached Exhibit A), complete any missing information, and file the consent of the auditors.
Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Attachments

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Securities and Exchange Commission June 24, 2025 Page 2
Exhibit A

On behalf of Hennessy Funds Trust, a Delaware statutory trust (the “Company”), set forth below are the Company’s responses to oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Filing”).  The numbered items set forth below briefly express (in bold italics) the comments of the Staff on the Filing, and following such comments are the Company’s responses (in regular type). The attached redlined Proxy Statement/Prospectus reflects responses to all of the comments of the Staff on the Filing and all other changes made to the Filing (the “Redlined Document”).
The Company is filing a Pre-Effective Amendment No. 2 to revise the Filing in response to the Staff’s comments, to provide any outstanding information, and to file any missing Exhibits, including the auditor’s consent (“Amendment No. 2”). The Company will then file a request for the Amended Registration Statement on Form N-14 to go effective on Wednesday, June 25, 2025, followed by filing the definitive Proxy Statement and Prospectus, and the definitive Statement of Additional Information under Rule 497 of the Securities Act of 1933, as amended.
1. Please revise the President’s Letter to be written in plain English, eliminating the extensive use of defined terms.
Response:  Please find the revised language in the Redlined Document.
2. The disclosure indicates that the unitary management fees will stay the same. Please revise the disclosure to indicate that there will be no other or different fees, if true.
Response:  Please find the revised language in the Redlined Document.  The Company confirms that the Hennessy Tactical Growth and Income ETF and the Hennessy Tactical Growth ETF will have no new or different fees from the STF Tactical Growth & Income ETF and the STF Tactical Growth ETF.
3. Please enhance the disclosure in Question 4 of the Questions and Answers to clarify the differences highlighting any material differences, or indicating that there are no material differences.
Response:  Please find the revised language in the Redlined Document.
4. The instructions to Item 22 of Schedule 14A provide that when a “Fund proxy statement solicits a vote on proposals affecting more than one Fund or class of securities of a Fund (unless the proposal or proposals are the same and affect all Fund or class shareholders),” you should “present a summary of all of the proposals in tabular form on one of the first three pages of the proxy statement and indicate which Fund or class shareholders are solicited with respect to each proposal.”  Please add this table.
Response:  Please find the revised language in the Redlined Document.

Securities and Exchange Commission June 24, 2025 Page 3
5. The disclosure in Item I.B. of the Proxy Statement/Prospectus that says the following, should be stated earlier in the document as well: “Shareholders of the Target Funds who do not wish to become shareholders of the Acquiring Funds may redeem their shares of the Target Funds at their respective net asset values before the Reorganizations.”  For example, in the Question and Answers section.
Response:  Please find the revised language in the Redlined Document.
6. Please file powers of attorney of a more recent date.
Response:  Powers of attorney as of a recent date are being filed with Amendment No. 2.